SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004



                               CP SHIPS LIMITED


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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom


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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F     X
              ------                          -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No     X
        ------                -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                                 (Registrant)

Date:  26 April 2004

                                        By:   /s/ John K. Irving
                                             ----------------------------------
                                              Name:  John K. Irving
                                              Title: Vice President, General
                                                     Counsel & Secretary


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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                     Page
----------------------                                                     ----

     10.1   Press Release of CP Ships Limited "CP SHIPS LIMITED              4
            ANNOUNCES REGISTRATION OF CONVERTIBLE SENIOR
            SUBORDINATED NOTES OFFERING FOR RESALE", dated
            26 April 2004


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


                                                                  Exhibit 10.1

                 CP SHIPS LIMITED ANNOUNCES US REGISTRATION OF
           CONVERTIBLE SENIOR SUBORDINATED NOTES OFFERING FOR RESALE


London, UK (26th April 2004) - CP Ships Limited, one of the world's leading container shipping companies, announced that its 4% Convertible Senior Subordinated Notes due 2024 in an aggregate principal amount of $200 million, first issued in an unregistered offering in February 2004, can now be resold in the United States pursuant to a Registration Statement that became effective today with the US Securities and Exchange Commission. The convertible notes and common shares issuable upon conversion remain subject to resale restrictions in Canada prior to 25th June 2004, as more fully described in the Registration Statement.

CP Ships will not receive any proceeds from any resale of the convertible notes or the common shares issuable upon their conversion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the prospectus relating to the offering of the convertible notes and the common shares issuable upon conversion of the convertible notes may be obtained by submitting a written request to: CP Ships Limited, 62 65 Trafalgar Square, London WC2N 5DY United Kingdom.



                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general


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global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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